UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

TAT TECHNOLOGIES LTD.
(Exact Name of Registrant as Specified in Charter)

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter
 and translation of Registrant’s name into English)

Israel
 (Jurisdiction of incorporation or organization)

P.O. Box 80, Gedera 70750, Israel
 (Address of principal executive offices)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

TAT Technologies Ltd. (the "Company") evaluated its current product lines and determined that certain products it manufactures or contracts to manufacture contain Gold, Tantalum, Tungsten and Tin ("3TG"), i.e. "Conflict Minerals", which are necessary to the functionality or production of its products.

Based on a reasonable country of origin inquiry (“RCOI”) performed, the Company cannot yet determine whether the necessary Conflict Minerals used in its products come entirely from recycled or scrap sources nor if the Conflict Minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country.

As a result, we are filing a Conflict Minerals Report.

A copy of The Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.TAT-Technologies.com under "Investor Relations" in "Press Releases". The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: May 31, 2018